March 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Stephen Krikorian
Melissa Walsh
Jan Woo
Bernie Nolan

Re:	Dropbox, Inc.
Registration Statement on Form S-1
File No. 333-223182

Acceleration Request
	Requested Date:	March 22, 2018
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dropbox, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-223182) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Tony Jeffries at (650) 849-3223.

* * * *

Sincerely,

DROPBOX, INC.

/s/ Drew Houston

Drew Houston
Chief Executive Officer

cc:	Ajay V. Vashee, Dropbox, Inc.
Bart E. Volkmer, Dropbox, Inc.
Mary Anne Becking, Dropbox, Inc.
Cara M. Angelmar, Dropbox, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Kevin P. Kennedy, Simpson Thacher & Bartlett LLP